Exhibit 99.1

[Non-binding translation from German]

Invitation to the

Annual General Meeting of Shareholders

of SAP SE

having its registered office in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the annual General Meeting of Shareholders on Wednesday, May 20, 2020, at 10.00 hrs (Central European Summer Time — CEST).  The Annual General Meeting of Shareholders takes place as a virtual General Meeting without the physical presence of the shareholders or their proxies.  The participation of the shareholders and their proxies takes place by electronic communication in accordance with the provisions and explanations contained in Section V below (Further information and details concerning the General Meeting of Shareholders).

Overview of Contents

I.                                        Agenda

1.                                      Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the compensation report and the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289a (1) and 315a (1) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2019

2.                                      Resolution on the appropriation of the retained earnings of fiscal year 2019

3.                                      Resolution on the formal approval of the acts of the Executive Board in fiscal year 2019

4.                                      Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2019

5.                                      Appointment of the auditors of the annual financial statements and group annual financial statements for fiscal year 2020

6.                                      Resolutions on the creation of new Authorized Capital I and II and on the corresponding amendment of Section 4 (5) and (6) of the Articles of Incorporation

a)                                     Resolution on the creation of new Authorized Capital I for the issuance of shares against contributions in cash, with the option to exclude the shareholders’ subscription rights (in respect of fractional shares only), and on the corresponding amendment of Section 4 (5) of the Articles of Incorporation

b)                                     Resolution on the creation of new Authorized Capital II for the issuance of shares against contributions in cash or in kind, with the option to exclude the shareholders’ subscription rights, and on the corresponding amendment of Section 4 (6) of the Articles of Incorporation

7.                                      Resolution on the approval of the compensation system for the Executive Board members

8.                                      Resolution on the confirmation of the compensation of the Supervisory Board members

II.                                   Report of the Executive Board regarding Item 6 on the agenda

III.                              Information on Item 7 on the agenda: Compensation system for the Executive Board members

IV.                               Information on Item 8 on the agenda: Compensation of the Supervisory Board members

V.                                    Further information and details concerning the General Meeting of Shareholders

I.                                        AGENDA

1.                                      Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP SE, including the compensation report and the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289a (1) and 315a (1) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2019

These documents and the Executive Board’s proposal for the appropriation of retained earnings can be viewed on the Internet at www.sap.com/agm.

On February 19, 2020, the Supervisory Board approved the annual financial statements prepared by the Executive Board in accordance with Section 172 sentence 1 of the German Stock Corporation Act (Aktiengesetz; “AktG”).  The annual financial statements have thus been adopted.  At the same time, the Supervisory Board also approved the group annual financial statements.  In accordance with Section 173 (1) AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group annual financial statements.  The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176 (1) sentence 2 AktG, are to be explained at the General Meeting of Shareholders, with no resolution being required (except in respect of the appropriation of retained earnings).

2.                                     Resolution on the appropriation of the retained earnings of fiscal year 2019

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2019 in the amount of € 9,830,329,303.64, as reported in the annual financial statements, are to be appropriated as follows:

Payment of a dividend in the amount of € 1.58 per no-par value share carrying dividend rights	= € 1,863,735,357.20
transfer to other revenue reserves	= € 0.00
and carry-forward of the remainder to new account	= € 7,966,593,946.44

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,179,579,340.00, divided into 1,179,579,340 no-par value shares, as at the time of the publication of this invitation.

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed.  If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 1.58 per no-par value share carrying dividend rights.  Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly.  If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

In accordance with Section 58 (4) sentence 2 AktG, the claim for payment of the dividend will become due on the third business day (Geschäftstag) (within the meaning of the relevant provisions of the German Civil Code (Bürgerliches Gesetzbuch; “BGB”)) after the resolution has been passed by the General Meeting of Shareholders, i.e. on Tuesday, May 26, 2020.

3.                                      Resolution on the formal approval of the acts of the Executive Board in fiscal year 2019

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2019 be formally approved for that period.

4.                                      Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2019

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2019 be formally approved for that period.

5.                                     Appointment of the auditors of the annual financial statements and group annual financial statements for fiscal year 2020

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the annual financial statements and group annual financial statements for fiscal year 2020.

The audit committee has declared in its recommendation that this recommendation is free from any undue influence by third parties, and that no clause restricting the choice of the General Meeting of Shareholders within the meaning of Art. 16 (6) of the EU Auditor Regulation (Regulation (EU) No 537/2014) has been imposed on the audit committee.

6.                                      Resolutions on the creation of new Authorized Capital I and II and on the corresponding amendment of Section 4 (5) and (6) of the Articles of Incorporation

a)                                     Resolution on the creation of new Authorized Capital I for the issuance of shares against contributions in cash, with the option to exclude the shareholders’ subscription rights (in respect of fractional shares only), and on the corresponding amendment of Section 4 (5) of the Articles of Incorporation

Section 4 (5) of the Articles of Incorporation provides for the Authorized Capital I, which authorizes the Executive Board, subject to the consent of the Supervisory Board, to increase the Company’s capital stock, on one or more occasions, by an aggregate amount of up to € 250 million against contributions in cash by issuing new no-par value bearer shares.  The Executive Board has not yet exercised this authorization.  The authorization expires on May 19, 2020; at the time of this year’s Annual General Meeting of Shareholders, it will thus be expired.  It is, therefore, to be replaced by a new Authorized Capital I in the same amount.

The Executive Board and the Supervisory Board propose to resolve as follows:

aa)                              The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock, on one or more occasions on or before May 19, 2025, by an aggregate amount of up to € 250 million against contributions in cash by issuing new no-par value bearer shares (Authorized Capital I).  The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context.  The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights.

The Executive Board may only exercise the authorization to exclude subscription rights to such an extent that the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital.  The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed.  If the share capital is lower at the time the authorization is exercised, this value is decisive.  As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital I.  The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital I.

bb)                              Section 4 (5) of the Articles of Incorporation is restated as follows:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock, on one or more occasions on or before May 19, 2025, by an aggregate amount of up to € 250 million against contributions in cash by issuing new no-par value bearer shares (Authorized Capital I).  The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context.  The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights.

The Executive Board may only exercise the authorization to exclude subscription rights to such an extent that the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital.  The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed.  If the share capital is lower at the time the authorization is exercised, this value is decisive.  As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital I.  The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital I.”

b)                                     Resolution on the creation of new Authorized Capital II for the issuance of shares against contributions in cash or in kind, with the option to exclude the shareholders’ subscription rights, and on the corresponding amendment of Section 4 (6) of the Articles of Incorporation

Section 4 (6) of the Articles of Incorporation provides for the Authorized Capital II, which authorizes the Executive Board, subject to the consent of the Supervisory Board, to increase the Company’s capital stock, on one or more occasions, by an aggregate amount of up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares.  The Executive Board has not yet exercised this authorization.  The authorization expires on May 19, 2020; at the time of this year’s Annual General Meeting of Shareholders, it will thus be expired.  It is, therefore, to be replaced by a new Authorized Capital II in the same amount.

The Executive Board and the Supervisory Board propose to resolve as follows:

aa)                              The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock, on one or more occasions on or before May 19, 2025, by an aggregate amount of up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares (Authorized Capital II). An indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG may also ensure compliance with the statutory shareholders’ subscription right.  The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following circumstances:

•                  in respect of fractional shares;

•                  insofar as required to grant subscription rights to new shares to holders and/or beneficiaries of conversion and/or option rights or obligors under conversion and/or option obligations under bonds issued by the Company or a group company in the same volume as they would be entitled to if they exercised their conversion and/or option rights or fulfilled their conversion and/or option obligations;

•                  in the case of capital increases against contributions in cash, if, in accordance with Section 186 (3) sentence 4 AktG, the issue price of the new shares does not fall significantly short of the stock exchange price of the same class and type of shares already traded on the stock exchange at the time of the final determination of the issue price and the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital.  The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed.  If the share capital is lower at the time the authorization is exercised, this value is decisive.  As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue or to sell shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded pursuant to or in accordance with Section 186 (3) sentence 4 AktG;

•                  in the case of capital increases against contributions in kind for granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein or of other contributable assets;

•                  to implement a scrip dividend by which shareholders are given the option of contributing their dividend entitlements to the Company (either in whole or in part) as a contribution in kind against the issue of new shares from Authorized Capital II.

The Executive Board may only exercise the above-described authorizations to exclude subscription rights to such an extent that the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital.  The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed.  If the share capital is lower at the time the authorization is exercised, this value is decisive.  As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital II.  The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital II.

bb)                              Section 4 (6) of the Articles of Incorporation is restated as follows:

“The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the capital stock, on one or more occasions on or before May 19, 2025, by an aggregate amount of up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares (Authorized Capital II).  An indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG may also ensure compliance with the statutory shareholders’ subscription right.  The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following circumstances:

•                  in respect of fractional shares;

•                  insofar as required to grant subscription rights to new shares to holders and/or beneficiaries of conversion and/or option rights or obligors under conversion and/or option obligations under bonds issued by the Company or a group company in the same volume as they would be entitled to if they exercised their conversion and/or option rights or fulfilled their conversion and/or option obligations;

•-              in the case of capital increases against contributions in cash, if, in accordance with Section 186 (3) sentence 4 AktG, the issue price of the new shares does not fall significantly short of the stock exchange price of the same class and type of shares already traded on the stock exchange at the time of the final determination of the issue price and the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital.  The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed.  If the share capital is lower at the time the authorization is exercised, this value is decisive.  As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue or to sell shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded pursuant to or in accordance with Section 186 (3) sentence 4 AktG;

•                  in the case of capital increases against contributions in kind for granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein or of other contributable assets;

•                  to implement a scrip dividend by which shareholders are given the option of contributing their dividend entitlements to the Company (either in whole or in part) as a contribution in kind against the issue of new shares from Authorized Capital II.

The Executive Board may only exercise the above-described authorizations to exclude subscription rights to such an extent that the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital.  The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed.  If the share capital is lower at the time the authorization is exercised, this value is decisive.  As to the 10% limit, it shall be taken into account if, during the term of this authorization until it is exercised, other authorizations to issue shares in the Company, or to issue rights that entitle or oblige to subscribe to shares in the Company, are exercised and the subscription right is excluded.

The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital II.  The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital II.”

7.                                      Resolution on the approval of the compensation system for the Executive Board members

Section 120a (1) sentence 1 AktG, as amended by the German Act for Implementation of the Second Shareholder Rights Directive (Gesetz zur Umsetzung der Zweiten Aktionärsrechterichtlinie; “ARUG II”), stipulates that the General Meeting of Shareholders of a listed company decides on the approval of the compensation system for the Executive Board members as presented by the Supervisory Board, with every significant change to the compensation system, but at least every four years.

The new law became effective on January 1, 2020.  However, the resolution pursuant to Section 120a (1) AktG, as amended by ARUG II, must be passed until the end of the first Annual General Meeting of Shareholders following December 31, 2020.  Therefore, as regards SAP SE, a resolution passed at the Annual General Meeting of Shareholders 2021 would be sufficient. However, as the compensation system was amended, a resolution of the Annual General Meeting of Shareholders on the amended system should be sought this year anyway in line with SAP’s current practice of presenting the compensation system for the Executive Board members to the Annual General Meeting of Shareholders for approval generally in case of amendments. Such resolution is now sought in accordance with the new law.

The Supervisory Board of SAP SE reviewed the compensation system for the Executive Board members and, as far as necessary, made adjustments in accordance with the requirements of the new Section 87a AktG, as amended by ARUG II; in this context, a new Long Term Incentive Plan for the Executive Board members was also and in particular resolved and integrated into the compensation system.  The new compensation system, being adjusted in this way, is described in detail in Section III of this invitation (Information on item 7 of the agenda: Compensation system for the Executive Board members).

The Supervisory Board proposes to resolve as follows:

The compensation system for the Executive Board members of SAP SE is approved.

8.                                      Resolution on the confirmation of the compensation of the Supervisory Board members

Section 113 (3) sentence 1, 2 AktG, as amended by ARUG II, stipulates that in listed companies a resolution must be passed at least every four years on the compensation of the Supervisory Board members, whereby a resolution confirming the compensation is sufficient.

The new law became effective on January 1, 2020.  However, the resolution pursuant to Section 113 (3) sentence 1, 2 AktG, as amended by ARUG II, must be passed until the end of the first Annual General Meeting of Shareholders following December 31, 2020.  Therefore, as regards SAP SE, a resolution passed at the Annual General Meeting of Shareholders 2021 would be sufficient.  Regardless of this, our shareholders will be given the opportunity this year, in 2020, to pass a (confirmatory) resolution on the compensation of the Supervisory Board members and on the underlying compensation system in accordance with the new law.

The compensation of the Supervisory Board members is set forth in Section 16 of the Articles of Incorporation of SAP SE.  Pursuant to this provision, the Supervisory Board members receive fixed compensation for their role, the amount of which depends on the tasks performed on the Supervisory Board or its committees.  There is no provision for variable compensation for the Supervisory Board members, which would depend on the achievement of certain targets or goals.  The exact wording of Section 16 of the Articles of Incorporation can be found in Section IV of this invitation (Information on item 8 of the agenda: Compensation of the Supervisory Board members).  In addition, there can also be found a more detailed description of the compensation system on which these provisions of the Articles of Incorporation are based, in line with Section 113 (3) and Section 87a (1) sentence 2 AktG, as amended by ARUG II.

The Executive Board and the Supervisory Board propose to resolve as follows:

The compensation of the Supervisory Board members pursuant to Section 16 of the Articles of Incorporation of SAP SE, including the underlying compensation system described in detail in the invitation to the Annual General Meeting of Shareholders on May 20, 2020, in Section IV, is confirmed.

***

II.                                  REPORT OF THE EXECUTIVE BOARD REGARDING ITEM 6 ON THE AGENDA

Under Item 6 on the agenda, the Executive Board and the Supervisory Board propose to replace the current Authorized Capitals I and II, both expiring on May 19, 2020, by new Authorized Capitals I and II, each to be granted for a period of five years.  Pursuant to Section 203 (2) in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the authorizations to exclude the shareholders’ subscription rights, in specific cases, in connection with the issuance of the new shares provided for under the proposed new Authorized Capitals I and II.  Such report is part of this invitation.  Furthermore, it is available on the Internet at www.sap.com/agm:

1.                                      Current Authorized Capitals I and II

In Section 4 (5) and (6), the Articles of Incorporation provide for the Authorized Capitals I and II, both created in 2015.  Under such Authorized Capitals I and II, the Executive Board, subject to the consent of the Supervisory Board, is authorized to increase the capital stock by up to € 250 million by issuing new no-par value bearer shares.  The Authorized Capital I provides for contributions in cash only, while the Authorized Capital II also provides for contributions in kind.  The Executive Board has not yet exercised the authorizations.  Both authorizations run for a period of five years until May 19, 2020;

at the time of this year’s Annual General Meeting of Shareholders, they will thus be expired and irrelevant.  Therefore, they are to be replaced by new authorizations, essentially of the same content, both running for a period of five years until May 19, 2025.

2.                                      New Authorized Capitals and associated benefits for the Company

The new Authorized Capitals I and II are to be created in the same amount as the current Authorized Capitals I and II from 2015.  This means that they are to be created in the amount of € 250 million each.  Therefore, their total volume will amount to € 500 million; this corresponds to a total of approx. 40% of the current share capital of SAP SE.

The new Authorized Capital I (item 6 (a) on the agenda) will authorize the Executive Board, subject to the approval of the Supervisory Board, to increase the Company’s capital stock, on one or more occasions, by an aggregate amount of up to € 250 million against contributions in cash by issuing new no-par value bearer shares.  The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient.  However, the Executive Board will be authorized, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights (see Section 3 of this report for details).

The new Authorized Capital II (item 6 (b) on the agenda) will authorize the Executive Board, subject to the consent of the Supervisory Board, to increase the Company’s capital stock, on one or more occasions, by an aggregate amount of up to € 250 million against contributions in cash or in kind by issuing new no-par value bearer shares.  The shares are to be offered to shareholders for subscription also under the Authorized Capital II, either directly or through an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG.  However, the Executive Board will be authorized to exclude the shareholders’ statutory subscription rights in respect of fractional shares as well as in other constellations, e.g. for the purposes of a so-called simplified exclusion of subscription rights or for the use of shares as an acquisition currency (see Section 4 of this report for details).

However, to protect shareholders from inadequate dilution of their holdings, the volume of the option to exclude subscription rights under the Authorized Capitals I and II is limited to a total of 10% of the share capital (see Section 5 of this report for details).

Both authorizations to increase the share capital are to be granted for the maximum period legally permissible of five years, i.e. until May 19, 2025.  They are intended to enable the Company, for this period or until they are utilized completely, to react, at short notice, to any financing requirements that may arise.

3.                                      Exclusion of subscription rights under the new Authorized Capital I

Under the Authorized Capital I, the Executive Board will be authorized, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights.  The exclusion of subscription rights for fractional shares under the Authorized Capital I is necessary to represent a technically feasible subscription ratio.  The shares excluded as free fractions from the subscription right of the shareholders will either be sold on the stock exchange or in any other manner so as to best further the Company’s interests.  The potential dilutive effect is low due to the limitation to fractional shares.  For these reasons, the Executive Board and the Supervisory Board consider the potential exclusion of the subscription right to be justified in view of the circumstances and reasonable for the shareholders.

4.                                      Exclusion of subscription rights under the new Authorized Capital II

Under the Authorized Capital II, the Executive Board will be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in the following circumstances:

a)                                     Fractional shares

Under the Authorized Capital II, there will also be the possibility of excluding fractional shares from the shareholders’ subscription rights.  The reasons are set out in detail in Section 3 of this report.

b)                                     Protection against dilution regarding bonds

Furthermore, under the Authorized Capital II, the Executive Board can exclude the subscription right to grant new shares to holders and/or beneficiaries of bonds that have conversion or option rights or conversion or option obligations — in the same volume they would be entitled to if they had already exercised their conversion and/or option rights or fulfilled their conversion and/or option obligations.

The background to this stipulation is that such bonds typically have certain dilution protection mechanisms to facilitate their placement on the capital market.  This can e.g. be a cash equalization, but also a reduction of the conversion or option price and an adjustment of the exchange ratio, respectively.  In addition, the terms and conditions of such bonds usually stipulate that subscription rights to new shares can be granted, in particular in the case of a capital increase, similar to that granted to shareholders.  By this means, the holders and/or beneficiaries of such bonds can be placed in the same position as if they had already exercised their conversion or option right or had already fulfilled their conversion or option obligation.  This has the advantage that the Company can achieve a higher issue price for the shares to be issued when the conversion or option is exercised and does not have to pay any cash compensation — other than in the case of dilution protection by reducing the conversion or option price or by adjusting the exchange ratio.  To achieve this, an exclusion of subscription rights is required.  This possible exclusion of subscription rights is also deemed factually justified and reasonable for the shareholders.

c)                                      Simplified exclusion of shareholders’ subscription rights

Under the Authorized Capital II, the Executive Board can exclude the subscription right in the context of cash capital increases if two prerequisites are met:  First, the issue price of the new shares may not be significantly lower than the stock exchange price of the same class and type of shares already traded on the stock exchange at the time the issue price is finally determined; and secondly, the proportionate amount of the newly issued shares may not exceed a total of 10% of the share capital.

The legal basis for this so-called simplified exclusion of subscription rights is Section 203 (1) and (2) in conjunction with Section 186 (3) sentence 4 AktG.  The idea behind this is that the exclusion of subscription rights — given its limitation to 10% of the share capital and the issue price close to the stock exchange price — can only trigger a rather small amount of dilution, which the shareholders can easily compensate by purchasing on the market at almost identical conditions.

The simplified exclusion of subscription rights enables the Company to use possible opportunities on the capital market quickly, flexibly, and cost-effectively.  The sales proceeds that can be realized by setting prices close to the market will, as a rule, result in a significantly higher inflow of funds per share than in the case of a placement of shares with subscription rights, thus ensuring the highest possible inflow of equity.  By avoiding the time-consuming and expensive handling of subscription rights, the capital requirements from short-term market opportunities can also be covered promptly.  Section 186 (2) sentence 2 AktG permits publication of the subscription price up to three days before the subscription period expires.  However, in view of the volatility on the stock markets, there is still a market risk in this case, namely a price change risk, over several days, which can lead to safety discounts when determining the selling price and, thus, to conditions that are not close to the market. In addition, if a subscription right is granted, the Company cannot react to favourable market conditions in short term, due to the length of the subscription period — regardless of a repurchase of own shares being conceivable alternatively.

If the Executive Board makes use of the possibility of a simplified exclusion of subscription rights, any discount on the exchange price will presumably not be more than 3%, but in no event more than 5% of the exchange price.

In accordance with Section 186 (3) sentence 4 AktG, the authorization to issue new shares with a simplified exclusion of subscription rights is limited to a volume of 10% of the company’s share capital.  The decisive factor for the calculation of the 10% limit is the share capital that exists at the time the resolution on this authorization is passed.  If the share capital is lower at the time the authorization is exercised, this value is decisive.

In addition, the resolution proposed provides for an accumulation clause, specifically with respect to the simplified exclusion of subscription rights.  According to this clause, the authorization volume will be reduced if other authorizations for the simplified exclusion of subscription rights are exercised during the term of this authorization until it is exercised.  This is to ensure that the 10% limit provided for in Section 186 (3) sentence 4 AktG is observed, taking into account all authorizations with the option of excluding subscription rights in direct, corresponding or analogous application of Section 186 (3) sentence 4 AktG.

For these reasons, the authorization proposed is in the interest of the Company and its shareholders.

d)                                     Shares as an acquisition currency

In addition, under the Authorized Capital II, the Executive Board will be authorized to exclude the shareholders’ subscription rights in the event of capital increases against contributions in kind, for granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein or of other contributable assets.

SAP SE faces global competition. In the interest of its shareholders, SAP SE must always be able to act quickly and flexibly in the national and international markets. This also includes the option to acquire enterprises, parts of enterprises or interests in enterprises to improve the Company’s competitive position or to merge with other enterprises.  This can, among other things, consolidate or strengthen the Company’s market position or enable, facilitate or accelerate market entry in new fields of business.

In individual cases, the best possible way of implementing this option in the interest of the shareholders and the Company may consist in merging with another enterprise or acquiring an enterprise or parts thereof or interests therein by way of granting shares in the acquiring company.  In the case of mergers with other enterprises, the granting of shares may already be required by statutory provisions pursuant to which the merger is effected.  Practical experience also shows that the shareholders of attractive acquisition objects often request the delivery of shares in the acquiring company as consideration for the respective sale, e.g. for tax reasons or to continue holding a stake in the previous business.  In order to be in a position to also acquire such acquisition objects, SAP SE must be able to grant new shares as consideration.  The authorization to acquire and use treasury shares, as resolved by the Annual General Meeting of Shareholders on May 17, 2018, under item 8 of the agenda, also serves this purpose.  However, the intention is to provide the Company with the necessary flexibility to be able to achieve this purpose regardless of the repurchase of treasury shares.  This is all the more true, since new shares can be created from authorized capital in a way that conserves liquidity, while the repurchase of treasury shares would imply a liquidity outflow.

In addition, it is intended to enable the purchase of other contributable assets against issue of new shares from the Authorized Capital II.  In acquisition projects, it may be sensible in economic terms to purchase other assets besides the acquisition target as such, e.g. assets that serve the economic purpose of the acquisition target.  This applies, in particular, if an enterprise to be acquired does not own the rights to intangible assets associated with its business operations (such as industrial property rights, copyrights, license rights, rights of use, etc.).  In such and comparable cases, SAP SE is to be able to purchase assets associated with the acquisition project and grant shares as consideration for this — be it to conserve liquidity or because the seller requires it — provided that the relevant assets are contributable.

Furthermore, it is intended to enable the subsequent granting of shares instead of cash in cases where a cash payment was initially agreed for the acquisition of an enterprise or parts of or interests in enterprises and to not adversely affect liquidity this way.  Finally, it is intended to enable the purchase of assets not associated with another acquisition project against granting of new shares, be it to conserve liquidity or because the seller requires it.  Relevant assets are in this respect, in particular, intangible assets within the meaning described above.  In this context, too, such assets must be contributable assets.  Such acquisitions may be considered, for example, if the utilization of the respective intangible assets for the development of existing or new products of the SAP group is in the interest of the Company.

Having considered all the above-mentioned circumstances, the Executive Board and the Supervisory Board consider the potential exclusion of shareholders’ subscription rights in the cases specified above to be justified in view of the circumstances and reasonable for the shareholders for the stated reasons — also in consideration of a potential dilutive effect.

e)                                      Scrip dividend

Finally, under the Authorized Capital II, the Executive Board will be authorized to exclude the shareholders’ subscription rights where the capital is increased against contributions in kind in order to be able to implement a scrip dividend at optimal conditions.

By the means of a scrip dividend, shareholders are given the option of contributing their entitlement to the dividend payment that arises with the resolution on the appropriation of earnings by the General Meeting of Shareholders to the Company as a contribution in kind in order to subscribe for new shares in the Company.  A scrip dividend can be implemented as a regular rights issue, in particular in compliance with the provisions of Section 186 (1) and (2) AktG, i.e. by granting a minimum subscription period of two weeks and by announcing the issue price no later than three days before the end of the subscription period.  In this event, shareholders can only subscribe for whole shares; they will merely receive cash dividends for that portion of the dividend entitlement that is less (or more) than the subscription price for a whole share and cannot subscribe for shares to this extent; there is no offer of fractional interests, and a trading of subscription rights or fractions thereof is not established.  This is deemed justifiable and appropriate since the shareholders insofar receive a cash dividend instead of subscribing for new shares.

Depending on the capital market situation, it may be preferable in individual cases to offer and prepare a scrip dividend without being bound by the constraints of Section 186 (1) and (2) AktG.  Consequently, the Executive Board is also to be authorized to offer all shareholders entitled to dividends the option to subscribe for new shares against the contribution of their dividend entitlements in compliance with the principle of equal treatment (Section 53a AktG), while formally excluding, with the consent of the Supervisory Board, the shareholders’ subscription rights in total.  Implementing a scrip dividend while formally excluding subscription rights enables the capital increase to be implemented at more flexible conditions.  Given the fact that all shareholders are offered the new shares and that surplus fractional dividend amounts are settled by paying a cash dividend, the possible exclusion of subscription rights is also considered to be justifiable and appropriate towards the shareholders in this regard.

5.                                      Overall Cap

The Executive Board may only make use of all the above-described authorizations to exclude subscription rights under the Authorized Capitals I and II to such an extent that the proportionate amount of the newly issued shares does not exceed a total of 10% of the share capital.  This further limits the total scope of issuing new shares without subscription rights.  By this means, the shareholders are additionally protected against a possible dilution of their existing stakes.  Accumulation clauses ensure that the Executive Board does not exceed the 10% limit by exercising other authorizations to issue shares, or to issue rights that entitle or oblige to subscribe to shares, and excluding the subscription rights of the shareholders also in this context.

6.                                      Report of the Executive Board on the exercise of the new Authorized Capitals I and II

Currently, there are no specific plans to utilize the new Authorized Capitals I and II.  In any case, the Executive Board will carefully examine whether the utilization and any exclusion of subscription rights are in the interest of the Company and its shareholders.  It will report to the General Meeting of Shareholders on every exercise of the authorization and also on the specific reasons for any exclusion of subscription rights.

***

III.                              INFORMATION ON ITEM 7 ON THE AGENDA: COMPENSATION SYSTEM FOR THE EXECUTIVE BOARD MEMBERS

1.                                      General

The new compensation system for the members of the Executive Board has been developed by the Supervisory Board in order to align the compensation structure more closely with the Company’s strategy and targets while complying with regulatory requirements. The aim is to tie Executive Board compensation even more tightly to our corporate strategy, which focuses on our customers’ success, sustainable growth, profitability and a high level of staff commitment. In this context, the compensation structure has also been designed to reflect the demanding role of our Executive Board members leading a global company in a very innovative and dynamic sector. At the same time, it aims to enable compensation which is internationally competitive in order to support SAP in competing on the worldwide market for highly skilled executives and thus to meet the particular challenges that exist within the software industry. We continue to see growth potential for SAP and wish to create sustained incentives for the Executive Board which foster committed, successful work and enable reasonable participation in the successful realisation of this growth potential. This should ensure that the interests of both shareholders and the Executive Board run in parallel.

When drawing up the compensation system and defining the structure and level of compensation for the individual members of the Executive Board, the Supervisory Board has paid particular attention to the following principles:

•                  The compensation awarded to the members of the Executive Board, as a package, plays a key role in promoting the business strategy.

•                  The compensation awarded to the members of the Executive Board ensures that extraordinary performance is appropriately rewarded and any failure to achieve specific targets triggers a tangible reduction in the compensation.

•                  The compensation awarded to the members of the Executive Board is in line with market standards in terms of its level and structure and reflects the Company’s size, complexity and economic situation.

•                  The compensation awarded to the members of the Executive Board takes account of the pay structure in the Company as a whole. In this context, the Executive Board compensation is compared with the pay of SAP executives and non-executive SAP employees to ensure the principle of proportionality is observed within SAP.

2.                                      Process for determining, implementing and reviewing the compensation system

The Supervisory Board is responsible by law for defining, implementing and monitoring the compensation and the compensation system for Executive Board members. The General and Compensation Committee is responsible for preparing the relevant Supervisory Board decisions.

At the financial statements meeting held on February 20, 2019, the Supervisory Board conducted its regular review of Executive Board members’ compensation and the compensation system. The result of this review of the compensation system was the decision to develop a new long-term variable compensation component, the long-term incentive (“LTI”) that would apply as of January 1, 2020, thereby replacing the 2016 Long-Term Incentive Program that applied until the end of 2019.

The General and Compensation Committee established a project group in February 2019 in order to prepare a proposal for a new long-term variable compensation component.  The work conducted by the project group was supported by two remuneration experts selected by the Supervisory Board, who are independent of the Executive Board and of SAP and who offer remuneration expertise in respect of legally relevant German market practice and relating to the US environment, which is of particular relevance to SAP.

The proposals made by the project group were discussed by the General and Compensation Committee together with the remuneration experts. In line with the resulting recommendations made by the General and Compensation Committee, the Supervisory Board passed a resolution in the autumn of 2019 approving the new long-term variable compensation component, the SAP Long-Term Incentive Program 2020 (“LTI 2020”), effective as of January 1, 2020. In the autumn of 2019, the Supervisory Board also passed a resolution to make amendments to the short-term variable compensation component or short-term incentive (“STI”) on the basis of a corresponding recommendation made by the General and Compensation Committee. This included in particular the introduction of non-financial goals.

The compensation system presented here was developed by the General and Compensation Committee on the basis of the existing compensation system, which was approved by the Annual General Meeting on May 17, 2018, the introduction of the LTI 2020 and the resolved amendments to the STI. At its financial statements meeting held on February 19, 2020, the Supervisory Board then passed a resolution approving this compensation system for the Executive Board on the basis of a corresponding recommendation submitted by the General and Compensation Committee.

When determining this compensation system, the pay awarded to SAP executives (i.e. the first and second management levels below the Executive Board, namely the Global Executive Team and the Senior Executive Team) and non-executive SAP employees was taken into account in order to ensure proportionality within SAP, as mentioned above. The terms and conditions of employment applicable to executives and non-executive staff across the Group were taken into account in this context. This involved assessing how the average annual pay awarded to executives compares with the Executive Board compensation, as well as how the average annual pay for all non-executive staff and executives compares with the Executive Board compensation.

The changes to the STI and the introduction of the LTI 2020 were contractually agreed with the Executive Board members currently in office in late 2019. The currently applicable compensation agreements with the Executive Board members (with the exception of a few provisions relating to fringe benefits and/or pension commitments) are already consistent with the compensation system presented here. When, in future, new members are appointed to the Executive Board or existing members reappointed for a further term of office, the General and Compensation Committee will submit a recommendation to the Supervisory Board to determine the specific total compensation for the Executive Board members in question, and the Supervisory Board will pass a decision on the specific total compensation on this basis. The total compensation proposal must be based on the requirements under German stock corporation law and this compensation system. Within this framework, the Supervisory Board defines the details which will be stipulated in the specific service contracts with the Executive Board members.

The Supervisory Board will review the Executive Board compensation and the compensation system on an annual basis at the meeting it holds to discuss the financial statements. In this context, it will pay particular attention to the reasonableness of the total compensation for individual members of the Executive Board and conduct benchmarking. If necessary, the Supervisory Board will adjust the compensation system and present the new structure to the Annual General Meeting for approval. If the Annual General Meeting on May 20, 2020, does not approve the compensation system, a revised compensation system will be presented to the next following Annual General Meeting.

It is almost impossible for conflicts of interest to arise in this context, due to the fact that the law awards responsibility for determining, reviewing and implementing the compensation system for members of the Executive Board to the Supervisory Board. Accordingly, no conflicts of interest suffered by individual members of the Supervisory Board in the context of decisions passed by the Supervisory Board or its General and Compensation Committee on issues relating to the compensation system for Executive Board members have arisen in the past. Should such conflicts of interest nevertheless arise in future, they will be treated in line with the standard rules of procedure applicable at SAP. These state that, depending on the nature of the conflict of interest, the Supervisory Board member in question will abstain from voting and, if necessary, not participate in the discussions relating to this agenda item. Should a permanent, irresolvable conflict of interest arise, the Supervisory Board member in question will resign from their office.

3.                                      Components of Executive Board compensation

The compensation for Executive Board members comprises the following non-performance-based and performance-based components. These are shown in the following graphic.

The non-performance-based compensation comprises fixed compensation, fringe benefits and pension commitments. The performance-based compensation comprises the short-term variable compensation component, the STI, and the long-term variable compensation component, the LTI.

3.1                               Non-performance-based compensation

a)             Fixed compensation

The fixed compensation is paid monthly in twelve equal instalments in the home currency, i.e. the currency of the country in which the respective member of the Executive Board has their permanent place of residence. In the event of fluctuations in exchange rates, the amount paid in the home currency is limited to a maximum equivalent euro amount, as calculated in section 3.4 below.

b)             Fringe benefits

The fixed compensation is supplemented by fringe benefits that are guaranteed by contract. These primarily include the standard additional benefits such as insurance contributions, benefits in kind such as the private use of a company car, expenses for maintenance of two households, flights and tax gross-ups according to local conditions. The fringe benefits, subject to the following rules, are limited in terms of value to 10% of fixed compensation for ordinary Executive Board members and to 20% for the CEO (based on the relevant euro amounts when determining the specific compensation).

If, at the request of the Company, Executive Board members relocate their permanent place of residence to Germany from abroad, the Supervisory Board may grant additional allowance payments, in particular to cover the costs of the move, accommodation in Germany, language courses for the Executive Board member and their family, international schools, etc. (“relocation package”). The value of the relocation package is limited to 15% of fixed compensation for ordinary Executive Board members and to 30% for the CEO (based on the relevant euro amounts when determining the specific compensation).

Executive Board members who have their permanent residence abroad and are subject to particular tax assessments in their home country as a result of their membership of the Executive Board may be granted approval to have corresponding tax advice paid for. The value of such payments is limited to 15% of fixed compensation for ordinary Executive Board members and to 30% for the CEO (based on the relevant euro amounts when determining the specific compensation).

To the extent remuneration benefits earned prior to the move to SAP’s Executive Board are forfeited due to this move, the Supervisory Board may agree to pay one-off compensation (which may take the form of pension commitments) in lieu of or in addition to taking such forfeiture into account in the context of the target compensation (see section 4.3). The value of such one-off compensation is limited to 200% of the fixed compensation (based on the relevant euro amounts when determining the specific compensation).

c)              Pension commitments

The pension system which applies at SAP is based on defined contributions. The pension contribution is 4% of eligible compensation up to the applicable contribution assessment ceiling, plus 14% of eligible compensation above this ceiling. Eligible compensation is 180% of the fixed compensation (based on the relevant euro amounts when determining the specific compensation). The applicable contribution assessment ceiling is the relevant annual Contribution Assessment Ceiling (West) (Beitragsbemessungsgrenze (West)) set by German state pension insurance.

For Executive Board members who have their permanent place of residence abroad, SAP may specify a pension system that applies for employees at a company belonging to the SAP Group in the relevant country instead of applying the pension system described above. In this context, the pension contribution is limited to 30% of the fixed compensation (based on the relevant euro amounts when determining the specific compensation).

3.2                               Performance-based compensation

a)             Short-Term Incentive (STI)

The STI is a short-term performance-based compensation component for a single year which is awarded annually. The STI offers members of the Executive Board uniform incentives for achieving key targets taken from the annual budgets which, in turn, are derived from the long-term strategic planning, together with uniform incentives for acting in a sustainable manner, which does not have a direct financial impact but also supports SAP’s long-term strategy.

The payout amount under the STI is thus determined on the basis of several financial and non-financial key performance indicators (“KPIs”). The STI is awarded in the form of a weighted target amount specified in the Executive Board member’s service contract which is paid out if the total of the weighted target achievement for financial and non-financial KPIs (total target achievement) is 100%. The target amount cannot exceed 300% of fixed compensation (based on the relevant euro amounts when determining the specific compensation).

Financial KPIs are finance-related measures to manage SAP’s business operations. Specifically, they are the performance measures that are key to SAP’s long-term development, namely year-over-year growth in non-IFRS cloud and software revenue at constant currency, non-IFRS operating margin at constant currency in the relevant fiscal year as well as the performance measure referred to as non-IFRS current cloud backlog at constant currency, which includes both new contracts as well as contract renewals within the cloud business, and is thus a key indicator of future cloud growth. In lieu of any of the financial KPIs specified above, the Supervisory Board may in each case select a different financial performance measure from those specified in SAP’s combined management report as a financial KPI if it is convinced that this is a better measure to manage the long-term development of SAP. The measure must be specified before the beginning of the relevant financial year in respect of which the STI is to be awarded. A numerical target value corresponding to 100% target achievement is determined for each financial KPI. These target values are derived from SAP’s budget for that year. The budget, in turn, is aligned to the long-term strategic plans, with the STI setting incentives to realise interim targets for the relevant fiscal year that are broken down from the long-term strategic plans. Based on the target value required for 100% target achievement, specific target achievement curves are defined which also specify a “cap” at 140% target achievement. The relevant period is in each case the fiscal year for which the STI is being awarded. The financial KPIs have an overall weighting of 80% within which the individual financial KPIs can receive different weightings.

Non-financial KPIs are the following performance measures, which are important in terms of SAP’s long-term, sustainable performance: the Customer Net Promoter score, which measures the satisfaction of SAP customers, the Employee Engagement Index, which reflects employees’ commitment, their pride in the Company and their loyalty, and the CO2 performance, which tracks SAP’s greenhouse gas emissions. In lieu of any of the KPIs specified above, the Supervisory Board may in each case select a different non-financial performance measure from those specified in SAP’s combined management report as a non-financial KPI if it is convinced that this is a better measure to promote the long-term development of SAP. The measure must be specified before the beginning of the relevant financial year in respect of which the STI is to be awarded. As for the financial KPIs, a numerical target value equalling 100% target achievement is determined for each non-financial KPI. These target values are defined on the basis of the long-term strategic planning, taking into account the full-year values achieved. Based on the target value required for 100% target achievement, target achievement curves are also defined for the non-financial KPIs. These also specify a cap if target achievement reaches 140%. The relevant period is again the fiscal year for which the STI is being awarded. The non-financial KPIs have a total weighting of 20% within which the respective weightings of the individual non-financial KPIs may vary.

If total target achievement is 75% or higher, the corresponding percentage of the STI target amount specified for the respective Executive Board member (but no more than 140%) is paid out. If total target achievement is below a hurdle of 75%, however, total target achievement is set to zero. No payout is then made. The target achievement curves defined for the individual KPIs may in turn include actual hurdles. These hurdles, however, will not be taken into account insofar as total target achievement would otherwise be below the threshold of 75%. As of the 2021 financial year, the percentage required for total target achievement will be reduced from 75% to 50%.

The Supervisory Board will determine the degree of target achievement at its financial statements meeting after the financial year has ended. In this context, the figures from the audited financial statements will be used as a basis for the financial KPIs and the non-financial KPIs.

The Supervisory Board may, in the event of an acquisition or sale of a company or parts thereof or of participations in companies or in the event of mergers with other companies, where such measure requires the consent of the Supervisory Board, adjust the target values for each KPI in such a manner that any extraordinary effects resulting from such measure will be eliminated.

In the case of extraordinary, unforeseeable events, the Supervisory Board is entitled to increase or decrease the payout amount ex post at its reasonable discretion, taking into account the Company’s interests. The scope of adjustment is limited to +/-20% of the original payout amount.

The STI will be paid out after the Annual General Meeting at which the financial statements for the respective fiscal year are presented. It is paid out to the Executive Board member in their home currency. The home currency in this context is the currency of the country in which the respective member of the Executive Board has their permanent place of residence. In the event of fluctuations in exchange rates, the amount paid in the home currency is limited to a maximum equivalent euro amount, as calculated in section 3.4 below.

Executive Board members are obliged to purchase SAP shares worth at least 5% of the gross payout amount under the STI. These shares must be held for a period of at least three years. The Executive Board member must furnish evidence to SAP within three months of disbursement of the STI to the effect that he or she has purchased the SAP shares.

The specific terms of the STI, including the KPIs and related numerical target values, are agreed with the Executive Board members on an annual basis after the Supervisory Board’s financial statements meeting.

b)             Long Term Incentive (LTI)

The LTI is a long-term, multi-year performance-based compensation element which is awarded in annual tranches in the form of the new SAP Long Term Incentive Program 2020 (LTI 2020). The LTI 2020 reflects SAP’s long-term strategy and thus sets uniform incentives for the Executive Board members to achieve key targets from the long-term strategic plans. The LTI 2020 also serves to reward the Executive Board members for long-term SAP share price performance as compared to the market, thus ensuring that shareholders’ interests are also honoured. In addition, the LTI 2020 includes a component designed to ensure long-term retention of our Executive Board members.

The LTI 2020 is a virtual share program under which annual tranches with a term of approximately four years each are granted. When the individual tranches are awarded, a certain grant amount specified in the Executive Board member’s service contract is converted into virtual shares (“share units”) in each case. The grant amount cannot exceed 700% of the fixed compensation (based on the relevant euro amounts when determining the specific compensation). For this purpose, the grant amount is divided by the price of the SAP share which equals the arithmetic mean of SAP stock on the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole (“grant price”). The share units so allocated are composed of 1/3 financial performance share units (“FSUs”), 1/3 market performance share units (“MSUs”) and 1/3 retention share units (“RSUs”). All three types of share units have a vesting period of approximately four years.

In contrast to RSUs, FSUs and MSUs are subject to numerical changes. Moreover, FSUs, MSUs and RSUs may be forfeited in whole or in part. In this context, the following applies:

Numerical change in FSUs

The number of FSUs initially awarded is multiplied by a performance factor. The performance factor consists of three equally weighted individual factors relating to the three non-IFRS KPIs at constant currency: total revenue, cloud revenue and operating income. These financial KPIs are material financial performance measures for SAP’s long-term development. In lieu of any of the KPIs specified above, the Supervisory Board may in each case select a different financial performance measure from those specified in SAP’s combined management report as a financial KPI for the FSUs if it is convinced that this is a better measure to manage the long-term development of SAP. The measure must be specified before the beginning of the relevant financial year in respect of which the relevant tranche under the LTI 2020 is to be awarded.

The performance period throughout which target achievement is measured in respect of the three KPIs starts at the beginning of the financial year in which the FSUs are awarded and ends upon expiry of the second year following the year in which the share units were awarded. A numerical target value equalling 100% target achievement is determined for each KPI. This constitutes in each case a cumulative value for the three individual years of the performance period which is derived from SAP’s long-term strategy. If target achievement is less than 90% (total revenue, cloud revenue) or 80% (operating income) of the stipulated target value, the relevant individual factor will be 0%. If target achievement equals 90% (total revenue, cloud revenue) or 80% (operating income) of the stipulated target value, the relevant individual factor will be 50%. If target achievement equals 100% of the stipulated target value, the relevant individual factor will be 100%. If target achievement equals or exceeds 110% (total revenue, cloud revenue) or 120% (operating income) of the stipulated target value, the relevant individual factor will be 150%. If target achievement ranges between 90% and 110% (total revenue, cloud revenue) or 80% and 120% (operating income), the relevant individual factor will be calculated by way of linear interpolation. Should the Supervisory Board select other financial performance measures as KPIs for the FSUs, it will also define the hurdle under which the individual factor is 0% and the cap from which the individual factor is 150%, thereby taking into account the volatility of the relevant KPI. The average of the three individual factors set out above constitutes the performance factor for the FSUs by which the number of FSUs initially awarded is then multiplied.

Numerical change in MSUs

The number of MSUs initially awarded is also multiplied by a performance factor. The performance factor depends on the amount of the total shareholder return on the SAP share, measured for an entire performance period of approximately three years, compared to the total shareholder return for NASDAQ 100 companies. If the total shareholder return on the SAP share is below the 25th percentile, the performance factor will be 0%. If the total shareholder return on the SAP share equals the 25th percentile, the performance factor will be 50%. If the total shareholder return on the SAP share equals the median, the performance factor will be 100%. If the total shareholder return on the SAP share equals or exceeds the 75th percentile, the performance factor will be 150%. Between the 25th percentile and the median or between the median and the 75th percentile, the performance factor will display linear growth. If the total shareholder return on the SAP share over the performance period is negative, the maximum performance factor will however, in deviation from the above sentences, be 100%. The number of MSUs initially awarded will be multiplied by this performance factor.

Forfeiture rules for FSUs, MSUs and RSUs

As described above, the share units are granted in particular with the aim of retaining Executive Board members on a long-term basis. Therefore, if an Executive Board member’s service contract is terminated before the end of the third year following the year in which the share units were awarded, the FSUs and the MSUs as well as the RSUs will be forfeited in whole or in part, depending on the circumstances of the relevant member’s resignation from office or termination of their service contract. In this context, the following will apply:

•                  If the Executive Board member resigns from office without cause and starts working for any competitor of SAP listed in their service contract, whether on a freelance basis or as an employee or otherwise, prior to the end of the vesting period of the share units of approximately four years, or if the Supervisory Board terminates the Executive Board member’s service contract for cause, all share units will be forfeited.

•                  Should the Executive Board member die or becomes permanently unable to work, this will not affect the share units already granted. In this case, too, the number of FSUs and MSUs actually paid out may change, as described above.

•                  In the event of a “change of control”, the following generally applies: The share units will be paid out without undue delay on a pro rata temporis basis based on the then current SAP share price, plus 50% of the share units which would otherwise be forfeited, i. e. under mere pro rata temporis aspects. The arithmetic mean of SAP stock on the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole is used as a basis in this context. In this case, too, the number of FSUs and MSUs which, reduced on a pro rata temporis basis, is actually paid out may change as described above, with the relevant performance factor in this regard being determined as at the date the change of control event becomes effective. The remaining share units will be forfeited.

•                  In all other cases, FSUs, MSUs and RSUs will be forfeited pro rata temporis as shown in the graphic below. For example, if the Executive Board member leaves with effect as of December

31, 2020, three quarters of the share units granted in 2020 would be forfeited. The remaining share units, in contrast, will continue to be in effect. In this case, too, the number of remaining FSUs and MSUs will be adjusted as described above. This forfeiture rule covers in particular those cases where (i) the Executive Board resigns from office without cause but does not start working for an SAP competitor before the end of the share units’ vesting period of approximately four years, (ii) the Executive Board member is not reappointed or does not accept the reappointment, (iii) the Executive Board member’s service contract ends by mutual consent, (iv) the Executive Board member terminates the service contract for cause or (v) the Executive Board member retires.

(1) Example calculation with four tranches (grant allocation of 100%, stable share price from grant to vest, and no consideration of performance condition);  Executive Board member’s contract terminates after year four (December 31, 2023).

(2) As defined in the individual Executive Board members’ contracts.

The Supervisory Board may provide that share units are not forfeited upon retirement if the Executive Board member, at the request of SAP, postpones the start of retirement or any other mutually planned resignation from SAP’s Executive Board.

Payout of FSUs, RSUs and MSUs

The Supervisory Board will determine the degree of target achievement for FSUs and MSUs at the latest at its financial statements meeting in the fourth financial year following the financial year in which the share units were awarded. In respect of the FSUs, this determination will be based on the figures from the audited financial statements for the financial year in which the share units were awarded and the two next following financial years and, in respect of the MSUs, on a calculation of the total shareholder return for SAP stock and the NASDAQ 100 companies, with average values over 20 trading days being used for the initial and final share prices.

The value of the FSUs, MSUs and RSUs existing, subject to the application of the rules specified above, at the end of the third year following the financial year in which they were awarded will be paid out in euros following the Annual General Meeting of SAP which accepts the financial statements for the third financial year following the financial year in which the share units were awarded. The performance of the share units is linked to the performance of the SAP share price, including dividend payments. Accordingly, an amount is paid out for each share unit (subject to the specific circumstances described below) which equals the then current SAP share price plus those dividends disbursed in respect of an SAP share in the period from the beginning of the year in which the share units were awarded until the end of the third year following the year in which the share units were awarded. The arithmetic mean of the 20 trading days after scheduled publication of the preliminary results for the fourth quarter and the year as a whole will be used as the SAP share price.

The payout amount per share unit, including the dividend amounts due on the share units, is capped at 200% of the grant price. Due to the potential change in the number of FSUs and MSUs, the maximum possible payout amount under any of the annual tranches of the LTI 2020 thus, arithmetically, equals approximately 267% of the grant amount.

Adjustment options

In the case of extraordinary, unforeseeable events, the Supervisory Board is entitled to increase or decrease the payout amount ex post at its reasonable discretion, taking into account the Company’s interests. The scope of adjustment is limited to +/-10% of the original payout amount.

In addition, the Supervisory Board is entitled to amend the LTI Terms and Conditions if and to the extent that an amendment is required in order to preserve the fair and balanced character of the LTI 2020, the amendment results in targets that the Supervisory Board would reasonably have provided for if it had already been aware of the relevant events and developments at the time the LTI Terms and Conditions were drawn up, and the appropriateness continues to be ensured.

Implementation of the LTI 2020

The specific LTI Terms and Conditions for the individual tranches under the LTI 2020, including the numerical target values relating to the KPIs for the FSUs, will be agreed with the Executive Board members on an annual basis following the Supervisory Board’s financial statements meeting.

3.3                               Commencement and end of contractual term during a financial year

If the contractual term commences and/or ends during a financial year, the fixed compensation, the STI and the individual tranches under the LTI 2020 will be paid or awarded pro rata temporis. If an STI has already been granted for a full financial year but the Executive Board member’s service contract ends in the course of such financial year, the claims under the STI will lapse pro rata temporis. The same applies in respect of a tranche under the LTI 2020 in those cases where, in the event that the contractual term ends during a financial year, share units granted under the LTI are not already forfeited in whole or pro rata temporis based on the corresponding LTI Terms and Conditions. Any rights under the LTI 2020 will be treated in accordance with the respective LTI Terms and Conditions in all other respects.

3.4                               Limit to foreign currency exchange rate hedging

Where the fixed compensation and the STI are paid out in the Executive Board member’s home currency (see sections 3.1(a) and 3.2(a)), the total (gross) payout amount resulting from the fixed compensation and the STI for a financial year is limited to a maximum euro equivalent (“euro cap”) in case of exchange rate fluctuations.

The (gross) compensation amount in the home currency, which is the sum of the annual basic salary and the total STI for a financial year, is reduced to the extent necessary in order to ensure that the sum of the corresponding payments to be made by SAP does not exceed the euro cap. For calculation purposes, the relevant home currency amounts are converted into euro on the basis of the exchange rate applicable on the effective date on which the taxes and duties to be paid by SAP are calculated in accordance with German tax and social security laws.

The euro cap for a full financial year equals:

•                  the sum of the fixed compensation and STI target amount in each case for a full financial year, converted into euro, with such conversion being based on the exchange rate valid upon conclusion or renewal of the service contract for the Executive Board member or, where the compensation provisions relating to the amount of the fixed compensation or STI have been amended, the current exchange rate,

•                  plus 20% of the sum of the above euro amount and the grant amount for a tranche under the LTI 2020 for a full financial year, determined in euro.

If the contractual term commences and/or ends during a financial year, the euro cap value is reduced pro rata temporis for the respective year or years.

3.5                               Payment methods, tax provisions

For Executive Board members who have their permanent place of residence abroad, the Executive Board compensation, with the exception of payouts under the LTI, may be made in part by a company belonging to the SAP Group which is based in the relevant country.

In the case of Executive Board members who have their permanent place of residence abroad, an agreement may be reached to the effect that the compensation provisions are to be interpreted or amended such that they meet the specific legal and tax-related requirements of the relevant foreign jurisdiction.

4.                                     Structure and amount of Executive Board compensation

This compensation system serves to provide SAP with the necessary leeway to be able to continue to offer internationally competitive compensation in future. The compensation system thus supports SAP in competing on the worldwide market for highly skilled executives. The Supervisory Board will only use this leeway to the extent that this is appropriate in the context of the respective circumstances.

4.1                               Structural framework

The proportion of total compensation represented by fixed compensation, the STI and the LTI, without fringe benefits and pension commitments (based on the relevant euro amounts when determining the specific compensation) must lie within the following bands, which relate in the case of the  STI to the annual target amount and in the case of the LTI to the annual grant amount:

• Fixed compensation:	10% – 20%

• STI:	20% – 30%

• LTI:	50% – 70%

Thus, and in connection with the caps set out below for STI and LTI, it can be ensured that the LTI always accounts for a higher proportion than the STI (both if 100% target achievement is assumed and if maximum target achievement is assumed). The Supervisory Board thus aligns the Executive Board compensation with the Company’s long-term performance.

The maximum scope of the fringe benefits and pension commitments is set out as a percentage of the fixed compensation in section 3.1(b) and (c) and thus depends on the bands for the fixed compensation set out above.

The maximum scope of the foreign currency exchange rate hedging for the fixed compensation and the STI (paid out in the respective home currency) is calculated in line with section 3.4 on the basis of the amount of fixed compensation, the STI target amount and the LTI grant amount and thus depends on the bands for these compensation components set out above.

4.2                               Target and maximum compensation

Target compensation is the amount which is paid to an Executive Board member in total for a financial year if target achievement for all performance-based compensation components is 100%. The compensation system allows for target compensation (not taking into account any fringe benefits, pension commitments and foreign currency exchange rate hedging pursuant to section 3.4) of up to EUR 6.0 million for ordinary Executive Board members and up to EUR 13.6 million for one CEO. Where more than one persons are acting as co-CEOs, this amount is reduced in line with section 4.3. The values stated represent the outermost framework within which the Supervisory Board determines the target compensation for the individual Executive Board members in line with this remuneration system.

Maximum compensation is the maximum amount which may be paid to an Executive Board member in total for a financial year. The maximum compensation (not taking into account any fringe benefits, pension commitments and foreign currency exchange rate hedging pursuant to section 3.4) is EUR 13.2 million for ordinary Executive Board members and EUR 29.8 million for one CEO. Where more than one persons are acting as co-CEOs, this amount is reduced in line with section 4.3. The maximum total compensation including all maximum possible fringe benefits, pension commitments and foreign currency exchange rate hedging pursuant to section 3.4 is EUR 15.0 million for ordinary Executive Board members and EUR 34.5 million for one CEO. Where more than one persons are acting as co-CEOs, this amount is reduced in line with section 4.3. When determining the compensation structure and the target compensation for the individual members of the Executive Board, the Supervisory Board must ensure that the potential payments, taking the STI and LTI caps into account, cannot exceed the maximum compensation and the maximum total compensation.

4.3                               Determining the specific compensation for the individual Executive Board members

The Supervisory Board will only use the leeway granted to it under the compensation system to the extent that this is appropriate in the context of the respective circumstances.

The Supervisory Board will firstly define the specific target total compensation for an individual Executive Board member. This is determined on the basis of the specific target compensation amounts existing for SAP’s Executive Board each time such determination takes place and their existing bands (excluding fringe benefits, pension commitments and foreign currency exchange rate hedging pursuant to section 3.4). Upon definition of this compensation system, these are:

	Ordinary Executive Board member	Ordinary Executive Board member with extended range of duties	Co-CEO
1. Fixed compensation (from/to)	700,000	800,000	1,100,000
2. STI target (from/to)	1,125,750	1,200,000	1,900,000
3. Max. STI payout amount (from/to)	1,576,050	1,680,000	2,660,000
4. LTI grant amount (from/to)	2,000,000 – 2,374,250	4,000,000	5,500,000
5. Max. LTI payout amount (from/to)	5,333,333 – 6,331,333	10,666,667	14,666,667
6. Target compensation (total of 1, 2 and 4)	3,825,750 – 4,200,000	6,000,000	8,500,000
7. Max. compensation (total of 1, 3 and 5)	7,609,383– 8,607,383	13,146,667	18,426,667

When determining new specific target total compensation amounts in future it is possible, in the context of this compensation system, to deviate from the values or bands specified in the table above, if this appears appropriate in order to reasonably account for the duties conferred on the member of the Executive Board, their experience and past performance, as well as prevailing market conditions. It is essential, however, that the actual compensation is reasonable also in view of the Company’s situation and only exceeds the standard compensation if particular reasons exist. In order to ascertain what may be deemed standard in comparison with other enterprises (horizontal comparison), the Supervisory Board will use suitable peer groups of domestic and foreign enterprises as a basis and disclose such group’s composition. In order to ascertain whether the compensation may be deemed proportional within SAP (vertical comparison), the Supervisory Board will assess how the compensation awarded to Executive Board members compares with the pay awarded to executives and how it compares with the pay awarded to executives and non-executive employees as a whole, including how these comparisons develop over time. In this context, it must be ensured that the ratio between the Executive Board compensation and the average annual compensation for executives as well as the average annual compensation for executives and non-executive staff as a whole does not alter significantly in favour of the Executive Board’s compensation.

Moreover, the specific target total compensation and its structure for individual Executive Board members must be determined in keeping with the following criteria:

•                  The amount of fixed compensation and the target amount of the STI are, as a rule, the same for all ordinary members of the Executive Board (uniform fixed compensation). When appointing a member to the Executive Board for the first time, it is possible to deviate from this principle and to determine a fixed compensation that is lower than that of the other Executive Board members and, if applicable, a lower target amount for the STI. In addition, the fixed compensation and the target amount of the STI may, by way of exception, be increased for individual Executive Board members who have a particularly broad range of duties (within the confines of the permissible bands outlined in section 4.1). In all other respects, any differentiation between the individual ordinary Executive Board members in respect of their target compensation may exclusively be made by adjusting the LTI grant amount (within the confines of the permissible bands outlined in section 4.1).

•                  The target compensation for ordinary Executive Board members is determined by taking into account the duties conferred on the respective member of the Executive Board, together with their experience and past performance, as well as prevailing market conditions.

•                  The target compensation amounts for the ordinary members of the Executive Board should not differ by more than 150% of the uniform fixed compensation (based on the relevant euro amounts when determining the specific compensation). Target compensation outside of this band may be determined for individual Executive Board members who have a particularly broad range of duties.

•                  The higher target compensation for the CEO is primarily reflected by increasing the portion of variable compensation components (within the permissible bands outlined in section 4.1), and thus primarily by increasing the LTI grant amount.

•                  The target compensation of a CEO should take reasonable account of whether this role is exercised alone or together with another CEO.

•                  If remuneration benefits that were previously earned were forfeited due to the move to SAP’s Executive Board, this may be taken into account when determining the target compensation either in general or for the first few years of Executive Board membership. This should, for the most part, be manifested in the form of an increase in the LTI grant amount, except insofar as section 3.1(b) applies.

•                  The target compensation may take account of the fact that a member has not been reappointed for the longest term of office possible by law and under the Articles of Association.

Fringe benefits, pension commitments and any foreign currency exchange rate hedging under section 3.4 may lead to an increase of the specific target total compensation.

5.                                      Specific contractual provisions

5.1                               Malus and clawback provision

SAP has a contractual right to request that the Executive Board member returns payouts made under the STI or the LTI if it subsequently emerges that the payout was entirely or partly unjustified because target values were actually not achieved, or not achieved in the scope assumed when calculating the payout amount on account of false information having been provided. In such case, the Executive Board member is obliged to repay to SAP the amount by which the payout made exceeds the payout amount that would have been due on the basis of the actual targets. The scope of this repayment claim is governed by section 818 of the German Civil Code (Bürgerliches Gesetzbuch; BGB). The repayment claim will become time-barred at the end of the third year after payout was made under the STI or LTI.

If membership of the Executive Board is revoked for cause pursuant to section 84 (3) of the German Stock Corporation Act (Aktiengesetz; AktG) in the course of a financial year, the Supervisory Board may decide at its reasonable discretion whether any claim for variable remuneration components to be granted for the relevant financial year, or claims of the Executive Board member under any variable remuneration components which have already been granted for the relevant financial year but have not yet been paid, will lapse. In addition, the Supervisory Board may, if the Executive Board has not been discharged and if (cumulatively) there are good reasons to do so, postpone the payout of any variable remuneration components granted for the financial year to which the discharge resolution related; the Executive Board member’s claims under any variable remuneration components already awarded for the relevant financial year will lapse if, in the relevant financial year, a reason existed which gives or would have given the Supervisory Board the right pursuant to section 84 (3) AktG to revoke the appointment for cause or to give notice of termination of the contract within the meaning of section 626 BGB and the Executive Board member in question was personally responsible for this reason.

Moreover, in the event that the target achievement specified by the Supervisory Board to trigger payout proves unsustainable in subsequent years, the Supervisory Board may negotiate provisions with the Executive Board members that provide for payouts under the STI or the LTI 2020 to be reclaimed in whole or in part.

5.2                               Offsetting compensation in case of roles assumed inside and outside the Group

At the request of the Supervisory Board, the Executive Board member will assume roles on the supervisory board or similar bodies at affiliates of SAP without receiving separate compensation. If, in exceptional cases, it is impossible to rule out compensation for a role assumed within the Group, it will be offset against the other compensation due to the Executive Board member.

The Supervisory Board must grant its consent before an Executive Board member may assume any roles on supervisory boards or similar bodies at companies outside the Group. The Supervisory Board will decide in the individual case whether and to what extent any compensation received for the role assumed at a third company is to be offset against compensation paid by SAP.

5.3                               Adjustment of compensation

Based on the annual review of the Executive Board members’ compensation, the Supervisory Board may also provide for a reduction of the total compensation or of individual compensation components; in this context, however, any fixed or minimum amounts contractually promised to the Executive Board members may only be reduced in the scope required by law, more specifically by section 87 (2) AktG. This does not affect any extraordinary statutory termination right to which the Executive Board member becomes entitled as a result of any such reduction.

The Supervisory Board may grant an Executive Board member reasonable supplementary compensation components in exceptional cases, taking the Company’s interests into account. The Supervisory Board will only utilise this option if and insofar as this is necessary to ensure appropriate compensation for the Executive Board members in exceptional situations, in particular in the case of a serious economic crisis. Where such supplementary components are granted, they will constitute a non-recurring benefit to which the Executive Board will have no legal claim in future. It must be ensured that the level of compensation complies with the target and maximum compensation pursuant to section 4.2, if necessary by increasing or decreasing other compensation components, and that in total the supplementary compensation components do not exceed the amount of annual fixed compensation (or the equivalent euro value, as appropriate).

5.4                               Post-contractual non-compete obligation

A twelve-month post-contractual non-compete obligation will be agreed for each Executive Board member, which may include potential waivers. During the term of the non-compete covenant, Executive Board members will receive compensation for abstention that is equal to 50% of their average contractual benefits. This average will, as a rule, be determined on the basis of the preceding three years. The Executive Board members must allow any other occupational income to be offset against the compensation for abstention due.

The Supervisory Board may provide for the Executive Board member to have to offset any settlement payment against such compensation for abstention.

6.                                      Remuneration-based legal transactions

6.1                               Service contracts for Executive Board members

The basic provisions on compensation for the Executive Board members are agreed with the individual Executive Board members in their service contracts. The term of the service contracts for Executive Board members equals the term of appointment, subject to any previously and mutually agreed amendment, and, in the event of reappointment, is renewed for the term of such reappointment. The following principles apply to the term of appointment or reappointment: Executive Board members at SAP are generally appointed for an initial term of three years; the term of reappointments is generally three to five years. Any renewal of the Executive Board member’s service contract or any reappointment should be effected by no later than 9 months before the service contract or term of appointment ends.

6.2                               STI terms, LTI Terms and Conditions

Separate agreements are concluded in respect of the annual STI and the annual tranche under the LTI 2020, in particular in order to provide for the specific KPIs and the related numerical target values. Upon concluding these agreements, the relevant STIs or the relevant tranche under the LTI 2020 are awarded which are paid out subject to the requirements included in and in accordance with these separate agreements and, if applicable, taking into account any additional provisions included in the service contract for Executive Board members.

In the event that SAP fails to award the STI for whatever reason, the Executive Board member has a claim to payout of 75% of the target amount specified in their service contract.

6.3                              Termination for cause and other early termination of Executive Board members’ service contracts

Any ordinary termination of the Executive Board members’ service contracts is ruled out. Any notice of termination shall only be permissible if given as follows:

The Executive Board member’s service contract may be terminated for cause within the meaning of section 626 BGB either by SAP or by the relevant Executive Board member without observing any notice periods.

Should their compensation be reduced, the Executive Board members may terminate their service contract pursuant to section 87 (2) sentence 4 AktG to the end of the next quarter by giving six weeks’ notice.

If a member’s appointment as a member of the Executive Board expires or ceases to apply due to, or as a consequence of, any transformation and/or similar restructuring measure, except in the case of a mere change of legal form, or in the event of a change of control, both SAP (or, if SAP ceases to exist as a legal entity, the absorbing company) and the Executive Board member will be entitled to terminate the Executive Board member’s service contract within a period of eight weeks from the occurrence of the event by giving six months’ notice to the end of a month. A change of control is deemed to have occurred if:

•                  a takeover obligation under the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz; WpÜG) arises in relation to SAP shares (with the exception of takeover obligations of shareholders who, as at the date on which the Executive Board member’s service contract is concluded, individually or together with any related persons or foundations set up by them hold more than 5% of the shares in SAP);

•                  the Annual General Meeting approves a merger with another company where SAP becomes the subsumed entity or as a result of which the existing SAP shareholders hold less than 50% of the shares in the entity or which results in SAP having a majority shareholder who, in the event of a share purchase under the WpÜG, would be under a takeover obligation; or

•                  the Annual General Meeting approves a control and/or profit transfer agreement with SAP as the dependent company.

In the event that the appointment as member of SAP’s Executive Board is revoked, the service contract will also end at the end of the calendar month following the revocation. Upon revocation of the appointment, SAP is entitled to release the Executive Board member from the obligation to render their services.

In the event that the Executive Board member becomes permanently unable to work, their service contract will be terminated at the end of the quarter in which the permanent inability to work was confirmed. Permanent inability to work shall be deemed confirmed if such inability to work has continued for one year.

6.4                               Severance payments

The service contracts for Executive Board members include the following provisions on severance payments:

If the Executive Board member’s service contract ends due to a revocation of the appointment, the Executive Board member will receive a severance payment equalling the appropriately discounted sum of fixed compensation and STI target amount for the remainder of the original term of appointment, unless the Executive Board member leaves SAP for reasons for which they are personally responsible.

If the Executive Board member’s service contract ends due to a permanent inability to work, the Executive Board member will receive a severance payment equalling the appropriately discounted sum of fixed compensation and STI target amount for the remainder of the original term of appointment (in addition to any invalidity pension provided under the old-age pension system described in section 6.5), unless the Executive Board member leaves SAP for reasons for which they are personally responsible. In any event, the fixed compensation will continue to be paid after the end of the Executive Board member’s service contract for a period of 12 months from the date on which permanent inability to work was determined.

If an Executive Board member’s service contract is terminated due to the fact that the position as member of the Executive Board has expired or ceased to apply due to, or as a consequence of, any transformation and/or similar restructuring measure or in the event of a change of control, the Executive Board member will receive a severance payment equalling the appropriately discounted sum of fixed compensation and STI target amount for the remainder of the original term of appointment. In the event of a change of control, however, the severance payment must at any rate not exceed three times the total compensation payable for the previous financial year or, if already known, for the current financial year.

In the event that the Executive Board member is entitled to claim payments under the pension commitment within less than 24 months after actually leaving SAP, only the higher of the amount of the severance payment and the pension amount will be paid. Such comparison will be made for the period for which the severance payment was to be calculated or, in the event of permanent inability to work, for the twelve-month period following termination of the service contract.

The Supervisory Board may specify that Executive Board members are not entitled to such severance payment if they have not served SAP as a member of the Executive Board for at least one year or if they leave SAP for reasons for which they are personally responsible.

In addition to the provisions of service contracts as set out above, severance payments may also be awarded on the basis of a severance agreement. In this context, severance payments must not exceed the value of two annual compensation amounts (severance pay cap) and not offer compensation for any longer than the remaining term of the Executive Board member’s service contract. The Supervisory Board may provide for this limit to also apply to severance payments that are promised or paid because the service contract is being terminated on account of a change of control.

6.5                               Main features of provisions governing retirement and early retirement

Agreements on pension arrangements will be reached with the individual Executive Board members, the main features of which will be:

•                  The relevant pension system at SAP is based on defined contributions (see also section 3.1(c) for more details).

•                  Executive Board members have a claim against the Company for payments promised. Ongoing pensions are subject to an annual adjustment review and may be increased in line with the profit participation in the reinsurance policy concluded.

•                  Executive Board members will have a claim to payment of a pension as of their 62nd birthday, provided that they no longer exercise their role as Executive Board member (old-age pension) or if an inability to work is confirmed before normal pension age has been reached (invalidity pension).

•                  The invalidity pension equals 100% of the old-age pension achieved and will be paid until the beneficiary’s 62nd birthday, when it will be replaced by the old-age pension.

•                  In addition, a widow’s or widower’s pension will be paid should the Executive Board member die which will equal 60% of the pension paid or of the invalidity pension expectancy at the time of death.

•                  Should the service contract end before the pension age of 62 years is reached, the pension claim will be calculated pro rata on the basis of the actual years of service (beginning and end of period of service) compared with the maximum possible years of service.

For Executive Board members who have their permanent place of residence abroad, other old-age pension and early retirement provisions may be agreed in deviation from the above provisions, namely such provisions as apply for employees at a company belonging to the SAP Group in the relevant country.

***

IV.                               INFORMATION ON ITEM 8 ON THE AGENDA: COMPENSATION OF THE SUPERVISORY BOARD MEMBERS

1.                                      General

The compensation of the Supervisory Board members is set forth in Section 16 of the Articles of Incorporation of SAP SE.  Pursuant to this provision, the Supervisory Board members receive a fixed compensation for their role, the amount of which depends on the tasks performed on the Supervisory Board or its committees.  There is no provision for variable compensation for the Supervisory Board members, which would depend on the achievement of certain targets or goals.

In detail, Section 16 of the Articles of Incorporation of SAP SE sets forth the following:

1.              Each member of the Supervisory Board shall receive an annual basic compensation of € 165,000.  The chairperson of the Supervisory Board shall receive an annual basic compensation of € 275,000 and each deputy chairperson shall receive € 220,000.

2.              For membership of the audit committee, Supervisory Board members shall, in addition to their basic compensation, receive an annual compensation of € 16,500, and for membership of another Supervisory Board committee € 11,000, the chairperson of the audit committee shall receive an annual compensation of € 27,500, and the chairpersons of the other committees € 22,000, in each case provided that the relevant committee has met in the relevant fiscal year.

3.              Any members of the Supervisory Board having served for less than the entire fiscal year shall receive one twelfth of their respective compensation for each month of service commenced.  The same shall apply with respect to the increased compensation of the chairperson and the deputy chairperson(s) pursuant to paragraph 1 sentence 2 and the compensation for the chairperson and the members of a committee pursuant to paragraph 2.

4.              The compensation shall be payable after the end of the fiscal year.

5.              Any value-added tax or sales tax invoiced by a member of the Supervisory Board or shown in a credit memo against the invoice shall additionally be paid in the applicable statutory amount.

6.              The members of the Supervisory Board shall be included in a directors’ and officers’ (D&O) group liability insurance which provides for adequate cover and is maintained by the Company in its own interests, to the extent that such insurance is in place.  The premiums for the insurance policy shall be paid by the Company.

The compensation system for the Supervisory Board members of SAP SE on which these provisions of the Articles of Incorporation are based is outlined in the following paragraphs pursuant to Sections 113 (3), 87a (1) sentence 2 AktG, as amended by ARUG II.

2.                                      Process

The Supervisory Board reviews the adequacy of the structure and amount of its compensation, a process which in the past has taken place at irregular intervals.  The Supervisory Board is supported in this context by the General and Compensation Committee.  The General and Compensation Committee evaluates the supervisory board compensation — in some cases in cooperation with external advisers — at other similar companies, compares it with the compensation of the SAP Supervisory Board, in terms of both the elements comprising the compensation and the amount paid, and reports to the Supervisory Board on its findings.  The Supervisory Board then takes a decision on any changes to its compensation on the basis of this analysis.  The most recent adjustment of the Supervisory Board compensation was effected on the Supervisory Board’s initiative in 2015 in accordance with this process.

Due to the particular nature of Supervisory Board compensation granted for a particular role which is fundamentally distinct from the role of employees of SAP SE and of the SAP Group, a so-called vertical comparison with employee compensation does not represent an option when reviewing and determining the compensation.

Following the amendment of the Stock Corporation Act by way of ARUG II, which provides for regular approval of the compensation system by the Annual General Meeting of Shareholders at least every four years, the Supervisory Board will in future, in preparation for these resolutions, also prepare a corresponding analysis of its compensation at least every four years.  When the Annual General Meeting of Shareholders addresses the issue, the Executive Board and the Supervisory Board will present the compensation system to the Annual General Meeting of Shareholders for approval.  If there is reason to adjust the compensation system for the Supervisory Board, the Executive Board and Supervisory Board will also make a proposal to the Annual General Meeting of Shareholders for a corresponding amendment to section 16 of the Articles of Incorporation of SAP SE.

It is natural that the members of the Supervisory Board are involved in structuring the compensation system applicable to them.  The inherent conflicts of interest are neutralised by the fact that the final decision on the ultimate structure of the compensation system by law lies with the Annual General Meeting of Shareholders, and that a corresponding resolution proposal is submitted by the Supervisory Board together with the Executive Board.

3.                                      Specific structure

According to the rules set out in the Articles of Incorporation, each ordinary member of the Supervisory Board receives the same annual basic compensation of € 165,000.  The chairperson of the Supervisory Board and each deputy chairperson receive significantly higher annual basic compensation than the ordinary members due to the significantly greater amount of organisation and administration involved and the particular responsibility for successful and efficient cooperation within the board as a whole that is associated with these roles.  The chairman receives € 275,000 and each deputy € 220,000.

Membership of Supervisory Board committees also generates additional compensation on account of the increased preparation and work involved; the additional compensation awarded is the same, namely € 11,000 annually, for membership of any Supervisory Board committee.  The chairperson of a committee receives twice this amount, i.e. € 22,000 annually.  In deviation from this, higher additional compensation has been determined for the members and chairperson of the audit committee on account of the particular significance of this committee and the more specific requirements in terms of specialist qualification and the increased work involved in familiarisation and preparation work required of the members and, in particular, the chairperson.  Members of the audit committee receive € 16,500 annually and the chairperson of the audit committee receives € 27,500 annually.  These additional compensation sums for committee membership are paid provided the respective committee met in the course of the fiscal year.

The compensation is payable after the end of the fiscal year.  The Articles of Incorporation also provide that members of the Supervisory Board are to be included in a directors’ and officers’ (D&O) group liability insurance which provides for adequate cover and is maintained by the Company in its own interests, to the extent that such insurance is in place.  According to the Articles of Incorporation, the premiums for the insurance policy are to be paid by the Company.

4.                                      Contribution to promoting the business strategy and to the Company’s long-term development

As outlined above, the Supervisory Board compensation comprises only fixed compensation components; there is no provision for variable compensation that is dependent on achieving certain targets or goals.  Due to the structure of the Supervisory Board compensation, it can only be linked to the business strategy, and thus have an impact on the Company’s long-term development, to a limited extent.  We are, however, convinced that the structure as purely fixed compensation best serves the role of the Supervisory Board as a neutral and objective advisory and control body.  This enables the Supervisory Board to take its decisions in the Company’s best interests and in line with the long-term business strategy and sustainable development of the Company without simultaneously pursuing other motivations which could derive from performance-related compensation.

***

V.                                    FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

Due to the spread of the new SARS-CoV-2 virus (COVID-19 pandemic), the Executive Board, with the approval of the Supervisory Board, has decided that this year’s Annual General Meeting of Shareholders will be held as a virtual General Meeting without the physical presence of the shareholders or their proxies.  The legal basis for this is Article 2 Section 1 (2) sentence 1, (6) of the Act to Mitigate the Consequences of the COVID-19 Pandemic in Civil, Bankruptcy and Criminal Procedure Law (Gesetz zur Abmilderung der Folgen der COVID-19-Pandemie im Zivil-, Insolvenz- und Strafverfahrensrecht; “COVID-19 Act”).  Correspondingly, there will be some peculiarities in the course of the Annual General Meeting of Shareholders and in the exercise of shareholder rights.  We therefore ask our shareholders to pay particular attention to the following information:

1.                                     Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)                                     Application to attend and proof

Shareholders are entitled to attend the virtual General Meeting of Shareholders and to exercise their voting rights in accordance with the provisions and explanations below only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company.  Application must be made in German or English and must be received by the Company in text form (Section 126b BGB).  Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English.  The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs (Central European Summer Time — CEST)) of May 8, 2020 (the Record Date).  The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 16, 2020, at the address below:

SAP SE

c/o DZ BANK AG

represented by dwpbank

— DSHVG —

Landsberger Str. 187

D-80687 Munich

or by fax: +49 (0)69 5099 1110

or by e-mail: hv-eintrittskarten@dwpbank.de

b)                                     Relevance of the Record Date

In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding has been furnished as described above.  Any changes in shareholdings occurring after the Record Date are of no relevance in this regard.  Shareholders who have acquired their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders.  Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they disposed of their shares after the Record Date.  The Record Date will not affect the calculation of the shareholders’ dividend entitlement.

c)                                      Ordering and delivery of the voting right card

Once the application and proof of shareholdings have been submitted correctly (as described above in lit. a) of this Section 1), the shareholders will be issued with a voting right card in order to enable them to exercise their rights prior to and during the (virtual) General Meeting of Shareholders.  Most depositary institutions will ensure timely receipt of the voting right card, provided that shareholders complete the application forms sent to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends.  In your own interest, please contact your depositary institution as early as possible to ensure early registration and timely receipt of the voting right card.

Voting right cards are provided for organizational purposes only and do not represent further conditions for participation.  However, they contain the information that is required in particular for the use of the password-protected Shareholder Portal, via which, among other things, the voting right can be exercised via electronic communication (by postal vote), powers of attorney and instructions for exercising the voting right can be issued to the proxy designated by the Company, there is a possibility to ask questions by means of electronic communication, and an objection to a resolution of the Annual General Meeting of Shareholders can be declared (see Section 2 below).

2.                                      Virtual General Meeting without physical presence of the shareholders or their proxies

This year’s Annual General Meeting of Shareholders takes place as a virtual General Meeting without the physical presence of the shareholders or their proxies.  Therefore,

1.              the video and audio transmission of the entire Annual General Meeting of Shareholders takes place on the Internet (see also Section 5 below (Live transmission of the General Meeting of Shareholders on the Internet)),

2.              shareholders can exercise their voting rights via electronic communication (by postal vote) and granting of power of attorney.  This does not affect the previously existing options for exercising voting rights by postal vote in other ways as well as granting power of attorney in other ways, for example by post or fax (see also Section 3 below (Voting by post) and Section 4 below (Voting by proxy)),

3.              the shareholders will be given an opportunity to ask questions by electronic communication (see also Section 6 lit. c) below (Shareholder ‘rights — Shareholders’ right to ask questions), and

4.              in deviation from Section 245 No. 1 AktG, the shareholders who have exercised their voting right in accordance with No. 2 above are given the opportunity to object to a resolution of the Annual General Meeting of Shareholders, waiving the requirement to appear at the Annual General Meeting of Shareholders.

Shareholders who have duly submitted their application to attend as well as proof of their shareholding to the Company can access the password-protected Shareholder Portal at the internet address www.sap.com/agm also on the day of the Annual General Meeting of Shareholders.  There they can also exercise their voting rights on the day of the Annual General Meeting of Shareholders via electronic communication (by postal vote) and issue powers of attorney and instructions on how to exercise the voting rights to the proxy designated by the Company.  In addition, on the day of the General Meeting of Shareholders, they can object to a decision of the General Meeting of Shareholders.  Shareholders can find the necessary access data for the Shareholder Portal on the voting right card sent by post.

With regard to the exercise of the right to ask questions, the Executive Board, with the approval of the Supervisory Board, decided that questions must be submitted by electronic communication at least two days before the Annual General Meeting of Shareholders.  Further information on the exercise of the right to ask questions can be found in Section 6 lit. c) below (Shareholder ‘rights — Shareholders’ right to ask questions).

3.                                      Voting by post

Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders.  This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights).

Voting by post can be performed in writing, using the (postal voting) form which is printed on the voting right card and which is also available on the Internet at www.sap.com/agm.  The form used for postal voting must be received by the Company, fully completed and, in particular, bearing the voting right card number and the validation code, by May 19, 2020 (day of receipt of post) by the Company at the following address:

SAP SE

c/o Computershare Operations Center

D-80249 Munich.

The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on May 19, 2020, at the fax number +49 (0)89 30903 74675.

Votes cast by post in this way may be revoked or amended by written notice directed at the postal address specified above (in this Section 3) by May 19, 2020 (day of receipt of post) or by transmitting the written notice by fax to the number specified (here in Section 3) above by 12.00 hrs (CEST) on May 19, 2020 (time of receipt of fax).

In addition, there is the possibility of voting by post also via electronic communication.  For this purpose, the shareholders who have duly submitted their application to attend as well as proof of their shareholding to the Company can access the password-protected Shareholder Portal at the internet address:

www.sap.com/agm

In this way, voting by post (as well as changing and revoking it) is still possible on the day of the Annual General Meeting of Shareholders until the end of the answers to the shareholders’ questions.  Details on the use of the password-protected Shareholder Portal can be found in Section 2 above (Virtual General Meeting without physical presence of the shareholders or their proxies).

4.                                      Voting by proxy

a)                                     Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice.  In this case, correct submission of the application to attend and of proof of shareholding is also required as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights).  It is possible to appoint a proxy both prior to and during the virtual General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.

A proxy can only use the password-protected Shareholder Portal if the proxy receives the access data sent with the voting right card from the principal.

b)                                     Form of proxy authorization

Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB).  The special provisions set out below in lit. c) of this Section 4 additionally apply where authorization is granted to proxies designated by the Company.  In the event that proxy authorization is granted to an intermediary, to a shareholders’ association, to a proxy advisor or to a person which has an equivalent status under Section 135 (8) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case.  Intermediaries, shareholders’ associations, proxy advisors, and persons which have an equivalent status under Section 135 (8) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG.  Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)                                     Proxies designated by the Company, special provisions regarding their authorization

Within the scope specified below, we offer our shareholders the option to be represented at the virtual General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders’ instructions.  The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights.  The proxies designated by the Company are obligated to vote in accordance with the instructions given to them.

The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company also via electronic communication, using the password-protected Shareholder Portal provided by the Company at the internet address www.sap.com/agm.  Shareholders can find the necessary access data for the Shareholder Portal on the voting right card sent by post.  Via the Shareholder Portal, authorizations and instructions to the Company proxies may still be given and/or modified during the General Meeting of Shareholders until the end of the answers to the shareholders’ questions.

If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see Section 3 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares.

d)                                     Proof of proxy authorization

If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required.  If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where an intermediary, a shareholders’ association, or a proxy advisor is appointed proxy.  Such proof may be directed to the postal address or fax number of the Company stated in Section 3 for voting by post.  In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to sap-hv2020@computershare.de.  It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (in addition to the possibility of existing e-mails being forwarded).  The Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the voting right card number and the validation code.  The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company.

e)                                      Forms for granting proxy authorization

Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their voting right card following correct submission of the application and proof of shareholding.  In addition, a corresponding possibility to enter data can be found in the password-protected Shareholder Portal provided by the Company, among other things, for granting proxy authorizations and issuing instructions to Company proxies.  A printable form for granting proxy authorization and, where appropriate, for issuing instructions to the Company proxies and also to third persons is also available on the Internet at www.sap.com/agm.  To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies.

5.                                      Live transmission of the General Meeting of Shareholders on the Internet

All shareholders of SAP SE and the interested general public may follow the entire General Meeting of Shareholders on May 20, 2020, from 10.00 hrs (CEST) live on the Internet.  Unrestricted online access to the live transmission will be possible via the Internet at www.sap.com/agm.

Shareholders who have properly submitted their application to attend as well as proof of their shareholding to the Company can also follow the live transmission via the password-protected Shareholder Portal at www.sap.com/agm.

The transmission of the General Meeting of Shareholders will be performed from the Company’s business premises, Hasso-Plattner-Ring 5, 69190 Walldorf. The notary retained to take the minutes of the General Meeting of Shareholders will also be present there.

The opening by the chairman as well as the speeches by the co-CEOs will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.

6.                                      Shareholder rights

a)                                    Requests for additional agenda items pursuant to Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG

Shareholders collectively holding 5% of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public.  Each new item must be accompanied by the corresponding grounds or a resolution proposal.  Such requests must be made in writing (within the meaning of Section 122 (2) in conjunction with (1) sentence 1 AktG) to the Company’s Executive Board and, pursuant to Article 2 Section 1 (3) sentence 4 COVID-19 Act, must have been received by the Company by 24.00 hrs (CEST) on May 5, 2020.  The request may in any event be sent to the following address: SAP SE, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.

Any additions to the agenda which require publication and were not published in the calling notice will be published in the German Federal Gazette without undue delay after they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union.  Any requests for additional items to be added to the agenda within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at www.sap.com/agm and will be communicated to the shareholders without undue delay after they have been received by the Company.

b)                                    Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG

The shareholders’ rights to make motions and nominations relating to particular agenda items and the rules of procedure are excluded according to the legal concept of the COVID-19 Act.  Nevertheless, the Company will give shareholders the opportunity to submit countermotions and nominations prior to the Annual General Meeting of Shareholders in accordance with Sections 126, 127 AktG and in accordance with the following explanations:

The Company will make corresponding countermotions and nominations available at the internet address www.sap.com/agm, including the name of the shareholder, the reasons, which are not required for nominations, and any statement by the management, if received by the end (i.e. 24.00 hrs (CEST)) of May 5, 2020, at the address:

SAP SE

Investor Relations

Dietmar-Hopp-Allee 16

D-69190 Walldorf

or by fax: +49 (0)6227/7-40805

or by e-mail: investor@sap.com

and the other requirements in accordance with Section 126 AktG and Section 127 AktG are met.

However, in accordance with the legal concept of the COVID-19 Act corresponding countermotions and nominations will not be put to the vote at the Annual General Meeting of Shareholders and will not be dealt with in any other way.

c)                                      Shareholders’ right to ask questions

For this year’s (virtual) Annual General Meeting of Shareholders, shareholders who have properly submitted their application to attend as well as proof of their shareholding to the Company will be given the opportunity to ask questions by electronic communication (Article 2 Section 1 (2) sentence 1 no. 3 COVID-19 Act).

The Executive Board, with the approval of the Supervisory Board, decided that questions must be submitted by electronic communication no later than two days before the Annual General Meeting of Shareholders (Article 2 Section 1 (2) sentence 2, half sentence 2 COVID-19 Act, see also Section 2 above (Virtual General Meeting without physical presence of the shareholders or their proxies)).  This means that the questions must be received no later than May 17, 2020, 24.00 hrs (CEST), via the password-protected Shareholder Portal at www.sap.com/agm.  Shareholders can find the necessary access data for the Shareholder Portal on the voting right card sent by post.  In your own interest, please contact your depositary institution as early as possible to ensure early registration and timely receipt of the voting right card.

The Executive Board will decide at its dutiful, free discretion which questions will be answered and how they will be answered (Article 2 Section 1 (2) sentence 2, half sentence 1 COVID-19 Act).

d)                                     Further information

Further information on the shareholders’ rights, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at www.sap.com/agm.

7.                                      Website offering information and publication of the invitation

This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Article 56 of the SE Regulation, Section 50 (2) SEAG and Section 122 (2) AktG and other information are available on the Internet at www.sap.com/agm.  The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, will be published in the German Federal Gazette and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.                                      Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has capital stock of € 1,228,504,232.00, which is divided into 1,228,504,232 no-par value shares each representing one vote (information in accordance with Section 49 (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz; “WpHG”); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

9.                                      Notes on data protection

The protection and the lawful treatment of your data are of utmost importance to us.  In our notes on data protection, we have summarized in one place all information on the processing of personal data of our shareholders and their possible representatives.  Such notes on data protection can be found at: https://www.sap.com/privacy-shareholders.

Walldorf, April 2020

SAP SE

The Executive Board